                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    For the three months ended March 31, 2002



                            FAGE DAIRY INDUSTRY S.A.
                 (Translation of Registrant's name into English)


             35, Hermou Street, 144 52 Metamorfossi, Athens, Greece
                     (Address of principal executive office)





[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


        Form 20-F ...X..............       Form 40-F....................

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]



       Yes ..........................      No.....X........................









                                        I

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek socie[accent]te[accent] anonyme (the "Company" or "Fage"), for the fiscal quarter ended March 31, 2002. The Quarterly Report encloses a review, in English, of the Company's unaudited financial information and analysis for the first quarter as well as certain other information.

         The following unaudited financial statements in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

         For a description of accounting policies see Notes to financial statements in Fage's 2001 annual report (FORM 20-F).

         Commencing with this Quarterly Report, Fage is preparing its financial statements in Euros. For comparison purposes results of previous periods included in this Report have also been stated in Euros based on the fixed exchange rate of GRD 340.75 to EUR 1.00.













                                       II

                            FAGE DAIRY INDUSTRY S.A.
                                    FORM 6-K


              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


PART I   FINANCIAL INFORMATION                                                        Page
                                                                                      ----

ITEM     1        -FINANCIAL STATEMENTS

                  a - Consolidated Balance Sheets as of December 31, 2001
                      and March 31, 2002                                               1-2

                  b - Consolidated Statements of Income for the three months
                      ended March 31, 2001 and 2002                                      3

                  c - Consolidated Statement of Shareholders' Equity for the
                      three months ended March 31, 2002                                  4

                  d - Consolidated Statements of Cash Flows for the three months
                      ended March 31, 2001 and 2002                                      5

                  e - Notes to  Consolidated Financial Statements                     6-14

ITEM     2        -MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS                               15-16



PART II  OTHER INFORMATION

ITEM     1   Legal Proceedings                                                          17
ITEM     2   Changes in Securities and use of proceeds                                  17
ITEM     3   Defaults upon Senior Securities                                            17
ITEM     4   Submission of Matters to a Vote of Security Holders                        17
ITEM     5   Other Information                                                          17
ITEM     6   Exhibits and Reports on Form 8-K                                           17


SIGNATURES                                                                              18



                                       III

PART I
ITEM 1.a

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                               UNAUDITED
                                                             2001                2002
                                                           --------      ----------------------
                                                NOTES        EUR           EUR          U.S.$
                                               --------    --------      --------      --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     2,831         3,062         2,669
Restricted cash                                              15,298        15,393        13,418
Marketable securities                                4        3,251         2,907         2,534
Accounts receivable                                  5       71,881        81,223        70,802
Less: Allowance for doubtful accounts                5       (6,951)       (7,087)       (6,177)
                                                           --------      --------      --------
                                                             64,930        74,137        64,625

Due from related companies                           6        1,755         1,630         1,421
Inventories                                          7       23,861        28,789        25,095
Deferred income taxes                                             0             0             0
                                                           --------      --------      --------

      TOTAL CURRENT ASSETS                                  111,926       125,917       109,762
                                                           ........      ........      ........

INVESTMENTS AND OTHER ASSETS
Investments in and advances to affiliates            8        3,624         3,490         3,042
Other non-current assets                             9          806         1,193         1,040
                                                           --------      --------      --------
                                                              4,430         4,683         4,082
                                                           ........      ........      ........

PROPERTY, PLANT AND EQUIPMENT
Cost                                                        138,547       139,149       121,296
Less: Accumulated depreciation                              (56,069)      (57,929)      (50,496)
                                                           --------      --------      --------
                                                             82,478        81,221        70,800
                                                           ........      ........      ........

DEFERRED CHARGES                                     2
Cost                                                          3,334         3,334         2,906
Less: Accumulated amortization                               (2,119)       (2,202)       (1,920)
                                                           --------      --------      --------
                                                              1,215         1,131           986
                                                           ........      ........      ........

GOODWILL, RESULTING FROM CONSOLIDATED
  SUBSIDIARIES                                      10        6,677         6,677         5,820
                                                           ........      ........      ........



TOTAL ASSETS                                                206,726       219,629       191,451
                                                           ========      ========      ========


      Exchange rate used for the convenience translation of the March 31, 2002 euro amounts: U.S.$ 0.8717 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.a
                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                               UNAUDITED
                                                             2001                 2002
                                                           --------      ----------------------
                                                  NOTES      EUR           EUR           U.S.$
                                                 --------  --------      --------      --------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES
    Short-term borrowings                           11       30,896        36,760        32,044
    Current portion of long-term debt               12        1,234           617           538
    Trade accounts payable                                   37,020        39,528        34,457
    Due to related companies                         6        4,580         5,882         5,127
    Income taxes payable                                      4,019         5,246         4,573
    Deferred income taxes                                     1,083           267           233
    Other current liabilities                       14        8,328         5,599         4,881
                                                           --------      --------      --------

          TOTAL CURRENT LIABILITIES                          87,160        93,899        81,852
                                                           --------      --------      --------

    LONG-TERM LIABILITIES
    Long-term debt                                12, 13    103,522       104,635        91,211
    Staff retirement indemnities                              1,199         1,256         1,095
    Other long-term liabilities                               2,560         2,560         2,232
    Deferred income taxes                                     5,539         6,990         6,093
                                                           --------      --------      --------
                                                            112,820       115,442       100,631
                                                           --------      --------      --------

    MINORITY INTERESTS                                          163           202           176
                                                           --------      --------      --------

    CONTINGENCIES                                   15

    SHAREHOLDERS' EQUITY
    Share capital, nominal value EUR 2,94
       each (7,010,000 shares authorised,
       issued and outstanding at December
       31, 2001 and March 31, 2002)                          20,572        20,609        17,965
    Reversal of revaluation gains                           (14,751)      (14,751)      (12,858)
    Retained earnings                                           763         4,228         3,686
                                                           --------      --------      --------
                                                              6,584        10,086         8,792
                                                           --------      --------      --------
    TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                  206,726       219,629       191,451
                                                           ========      ========      ========

      Exchange rate used for the convenience translation of the March 31, 2002 euro amounts: U.S.$ 0.8717 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.b

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
      (Amounts in 000's of Euros and U.S. Dollars, except per share data)
                                   (UNAUDITED)

                                                                                                    2002
                                                                            2001        ------------------------------
                                                       NOTES                EUR               EUR            U.S.$
                                                     ---------        --------------    --------------  --------------
    Net sales                                                                64,276            69,789          60,835
    Cost of sales                                                           (42,089)          (42,631)        (37,162)
                                                                      --------------    --------------  --------------
    Gross profit                                                             22,187            27,158          23,673

    Selling, general and
      administrative expenses                                               (14,642)          (17,520)        (15,272)
                                                                      --------------    --------------  --------------
    Income from operations                                                    7,545             9,637           8,401

    Interest expense                                  2, 11, 12, 13          (2,908)           (2,896)         (2,525)
    Foreign exchange gains
      (losses), net                                                          (7,562)           (1,192)         (1,039)
    Other income (expenses), net                                                 96               245             214
                                                                      --------------    --------------  --------------

    Income (loss) before income taxes
      and minority interests                                                 (2,829)            5,794           5,051
    Provision for income taxes                                                1,057            (1,965)         (1,713)
                                                                      --------------    --------------  --------------
    Income (loss) before minority interests                                  (1,772)            3,829           3,338

    Minority interests                                                         (117)               (6)             (5)
                                                                      --------------    --------------  --------------
    NET INCOME (LOSS)                                                        (1,889)            3,823           3,333
                                                                      ==============    ==============  ==============

    Income (loss) per share, basic and diluted                                (0.27)             0.55            0.48
                                                                      ==============    ==============  ==============

    Weighted average number of shares, basic and diluted                  7,010,000         7,010,000       7,010,000
                                                                      ==============    ==============  ==============

     Exchange rate used for the convenience translation of the March 31, 2002 euro amounts: U.S.$ 0.8717 to EUR 1.00

        The accompanying notes are an integral part of these statements.

PART I
ITEM 1.c
                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 2002
                  (Amounts in 000's of Euros and U.S. Dollars)
                                   (UNAUDITED)

                                                                                   RETAINED EARNINGS (DEFICIT)
                                                                        -----------------------------------------------
                                                                         LEGAL, TAX               ACCUMULATED
                                                            REVERSAL OF   FREE AND                   OTHER
                                     COMPREHENSIVE   SHARE  REVALUATION EXTRAORDINARY ACCUMULATED COMPREHENSIVE              GRAND
                                         INCOME     CAPITAL    GAINS      RESERVES     DEFICIT      INCOME       TOTAL       TOTAL
                                        -------     -------   -------   -------------  -------      -------     -------     -------
BALANCE, DECEMBER 31, 2001                           20,572    (14,751)     19,516    (18,497)       (256)        763       6,584
                                                    =======    =======     =======    =======     =======     =======     =======

  Increase in share capital through
    cash contribution                                    37          0           0          0           0           0          37

  Net income for the period               3,823           0          0           0      3,823           0       3,823       3,823

  Valuation of marketable securities       (358)          0          0           0          0        (358)       (358)       (358)
                                        -------

  Comprehensive income                    3,465
                                        =======     -------    -------     -------    -------     -------     -------     -------
BALANCE, MARCH 31, 2002                              20,609    (14,751)     19,516    (14,674)       (614)      4,228      10,086
                                                    =======    =======     =======    =======     =======     =======     =======




         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

PART I
ITEM 1.d

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
                  (Amounts in 000's of Euros and U.S. Dollars)
                                   (UNAUDITED)


                                                                                            2002
                                                                  2001         --------------------------------
                                                                  EUR               EUR             U.S.$
                                                             ---------------   ---------------  ---------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                 (1,889)            3,823            3,333
   Adjustments to reconcile to net cash
       provided by operating activities:
       Depreciation, amortization and impairment allowance            1,994             1,905            1,660
       Deferred income taxes                                         (1,066)              635              554
       Provision for personnel retirement cost                           66                69               60
       Provision for doubtful accounts receivable                       144               136              119
       Minority interests                                               117                 6                5
       Gain from sale of property, plant & equipment                   (181)              (71)             (62)
       Unrealised foreign exchange losses                             7,609             1,188            1,035
       Loss on investments                                               73               134              117

       (Increase) Decrease in:
       Accounts receivable                                           (8,509)           (9,142)          (7,969)
       Due from related companies                                      (275)              125              109
       Inventories                                                   (2,841)           (4,928)          (4,295)
       Increase (Decrease) in:
       Trade accounts payable                                         5,299             2,508            2,186
       Due to related companies                                       1,211             1,302            1,135
       Income taxes payable                                             (46)            1,226            1,069
       Other current liabilities                                     (1,032)           (2,729)          (2,379)
       Payment of staff retirement indemnities                          (15)              (12)             (10)
       (Increase) decrease in other non-current assets                 (216)             (395)            (344)
       Increase (decrease) in other long-term liabilities              (269)                0                0
                                                             ---------------   ---------------  ---------------
   NET CASH FROM (USED IN) OPERATING ACTIVITIES                         174            (4,220)          (3,678)
                                                             ---------------   ---------------  ---------------

   CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditure for property, plant & equipment             (1,089)           (2,153)          (1,877)
     Proceeds from sale of fixed assets                                 200             1,584            1,381
     Proceeds from subsidies/grants                                     218                 0                0
     Investments in and advances to affiliates                       (3,703)                0                0
     Net change in restricted cash                                        0               (95)             (83)
     Purchase of marketable securities                                    0               (14)             (12)
                                                             ---------------   ---------------  ---------------
   NET CASH USED IN INVESTING ACTIVITIES                             (4,374)             (678)            (591)
                                                             ---------------   ---------------  ---------------

   CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from short-term debt                                    5,429             5,720            4,986
     Repayment of long-term debt                                       (676)             (616)            (537)
     Increase of share capital                                            0                37               32
                                                             ---------------   ---------------  ---------------
   NET CASH FROM FINANCING ACTIVITIES                                 4,753             5,141            4,482
                                                             ---------------   ---------------  ---------------

   EFFECT OF EXCHANGE RATES CHANGES ON CASH                              65               (13)             (11)
                                                             ---------------   ---------------  ---------------

   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 618               231              201
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   3,447             2,831            2,468
                                                             ---------------   ---------------  ---------------

   CASH AND CASH EQUIVALENTS AT END OF PERIOD                         4,065             3,062            2,669
                                                             ===============   ===============  ===============

   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for:
     - interest, net of amounts capitalized                           5,137             5,193            4,527
     - income taxes                                                      54               102               89


     Exchange rate used for the convenience translation of the March 31, 2002 euro amounts: U.S.$ 0.8717 to EUR 1.00

        The accompanying notes are an integral part of these statements.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
PART I
ITEM 1.e           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002


      (AMOUNTS IN ALL TABLES AND NOTES ARE PRESENTED IN THOUSANDS OF EUROS
                            UNLESS OTHERWISE STATED)
                                   (UNAUDITED)

BUSINESS INFORMATION:

      Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the context requires otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

      Fage is engaged in the dairy products business and operates primarily in Greece. The Company's sales are primarily to retailers in Greece and the remainder is exported to Western European countries.

      No single customer accounted for more than 10% of the consolidated net sales for the three months ended March 31, 2001 and 2002.

      The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

      For a full description of accounting policies see notes to financial statements for the year ended December 31, 2001.


1.  RECENTLY ISSUED ACCOUNTING STANDARDS :

      During 2001, the Financial Accounting Standards Board ("FASB") has issued four SFAS's ,which are summarized as follows :

      (i) SFAS No. 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed July 1, 2001 and later. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

      (ii) SFAS No. 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No. 142 in the accompanying financial statements. No adjustments occurred for the three months ended March 31, 2002 (See Note 10).

      (iii) SFAS No. 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

      (iv) SFAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No 144 in the accompanying financial statements. No adjustments occurred for the three months ended March 31, 2002.


2.    DEFERRED CHARGES:

      The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the three months ended March 31, 2001 and 2002 totaled [euro]83 for each of the above periods and is included in interest expense in the accompanying consolidated statements of income.

3.    TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

      The consolidated financial statements are stated in Euros. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 0.8717 to [euro]1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2002, which was US $ 0.8717 to [euro]1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange. Included in foreign exchange gains (losses), net, for the three months ended March 31, 2000 and 2001 is an amount of [euro](6,636) and [euro](1,045), respectively, relating to unrealized foreign exchange losses of the Senior Notes referred to in Note 13.

4.    MARKETABLE SECURITIES:

      Equity securities at December 31, 2001 and March 31, 2002 include : (a) [euro]1,842 and [euro]1,611, respectively, representing the market value of 139,141 preferred and 210,719 common shares as of December 31, 2001 of Vis S.A. (a related company - Note 6) representing approximately 7.0% and 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and b) [euro]1,410 and [euro]1,296 representing the market value of 300,000 shares, of Hellenic Biscuit Company (a related company) representing approximately 0.9% on both dates of Hellenic Biscuit Company's authorized, issued and outstanding shares traded on the Athens Stock Exchange.

      The above mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2001 and March 31, 2002, the cost of these investments in equity securities was [euro]3,507 and [euro]3,521 respectively.

      There were no sales of equity securities for the three months ended March 31, 2000 and 2001.

      The change in net unrealized holding gain (loss) on available for sale equity securities totaled [euro](372) and [euro](358) for the three months ended March 31, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

5.    ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:


                                                   DECEMBER 31,   MARCH 31,
                                                       2001         2002
                                                     -------      -------
                                                                (UNAUDITED)
     TRADE:
     - In Euro                                        57,058       68,816
     - In foreign currencies                           4,118        3,853
                                                     -------      -------
                                                      61,176       72,669
     - Less: allowance for doubtful accounts          (3,098)      (3,171)
                                                     -------      -------

                                                      58,078       69,498
                                                     =======      =======


     OTHER:

     - Value added tax                                 2,594          883
     - Prepayments                                       190           25
     - Custom brokers                                    128           26
     - Advances from suppliers                           227          243
     - Various debtors                                 7,566        7,378
                                                     -------      -------
                                                      10,705        8,555


     - Less: allowance for doubtful accounts and
       various debtors                                (3,853)      (3,916)
                                                     -------      -------
                                                       6,852        4,639
                                                     -------      -------
                                                      64,930       74,137
                                                     =======      =======


      The provision for doubtful accounts for the three months ended March 31, 2001 and 2002 totaled [euro]144 and [euro]136, respectively.

      The fair value of accounts receivable approximates the above recorded values.

      At each reporting date, all potentially uncollectable accounts are assessed individually (through consultation with collection counsel) for purposes of determining the appropriate allowance for doubtful accounts. In this respect, the allowance for doubtful accounts at March 31, 2002, includes approximately 100%, 90%, 80%, 70%, 45% and 30% of the delinquent accounts identified above for 1993 through 1997, 1998, 1999, 2000, 2001 and 2002, respectively.

      It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

6.    DUE FROM (TO) RELATED COMPANIES:

      Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

      Account balances with related companies are as follows:


                                                    DECEMBER 31,   MARCH 31,
                                                       2001           2002
                                                       -----         -----
                                                                  (UNAUDITED)
             Due from:
             - Ioannis Nikolou ULP                     1,254         1,263
             - Sideris & Co.                             367           367
             - Bizios S.A                                134            --
                                                       -----         -----
                                                       1,755         1,630
                                                       =====         =====

             Due to:
             - Evga S.A                                  368           356
             - Mornos S.A                              1,677         2,351
             - Aspect S.A                              1,309         1,674
             - Vis S.A                                   580           661
             - Vihep S.A                                 336           374
             - Palace S.A                                230           140
             - Iofil S.A                                  80            --
             - Bizios S.A                                 --           326
                                                       -----         -----
                                                       4,580         5,882
                                                       =====         =====


       Transactions with related companies for the three months ended March 31, 2001 and 2002 are analyzed as follows:


                                                         PURCHASES               SALES
                                                   FROM RELATED PARTIES   TO RELATED PARTIES
                                                   --------------------   ------------------
                                                    MARCH 31,  MARCH 31,  MARCH 31,  MARCH 31,
                                                      2001       2002       2001       2002
                                                     ------     ------     ------     ------
                                                                  (UNAUDITED)
             Inventories, materials and supplies      6,964      7,686      1,216        923
             Advertising and media                    2,829      2,310         --         --
             Commercial services                        636        704         --         --
                                                     ------     ------     ------     ------
                                                     10,429     10,700      1,216        923
                                                     ======     ======     ======     ======


      Purchases of inventories, materials and supplies, represent approximately 16% and 18% of Fage's total purchases for the three months ended March 31, 2001 and 2002, respectively.

      Advertising and media buying services represent approximately 86% and 68% of Fage's total advertising costs for the three months ended March 31, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

7.    INVENTORIES:

      Inventories are analyzed as follows:


                                                DECEMBER 31, MARCH 31,
                                                    2001       2002
                                                   ------     ------
                                                            (UNAUDITED)
           Merchandise                              1,311      1,644
           Finished and semi-finished products      8,879     12,520
           Raw materials and supplies               7,342      8,179
           Advances and payments to suppliers
           for materials  and supplies              6,329      6,446
                                                   ------     ------
                                                   23,861     28,789
                                                   ======     ======

8.    INVESTMENTS IN AND ADVANCES TO AFFILIATES:

      The Company's investments are analyzed as follows:


                                                   DECEMBER 31,  MARCH 31,
                                                       2001       2002
                                                      -----       -----
                                                               (UNAUDITED)
                Equity participation:
                - Tyras S.A                             1,109     1,109
                - Bizios S.A                            1,875     1,741
                - Packaging Hellas Development S.A
                                                           88        88
                                                        -----     -----
                                                        3,072     2,938

                Goodwill, net of amortization :
                - Bizios S.A                              552       552
                                                        -----     -----
                                                        3,624     3,490
                                                        =====     =====

The Company's investments in Tyras S.A. and Packing Items Development S.A. are accounted for at cost while its investment in Bizios S.A. is accounted for under the equity method.

9.    OTHER NON-CURRENT ASSETS:

      Other non-current assets are analyzed as follows:


                                                 DECEMBER 31, MARCH 31,
                                                    2001        2002
                                                   ------      ------
                                                            (UNAUDITED)
         Long-term notes receivable                   813       1,328
         Less: current maturities, included in
                                                     (380)       (501)
                                                   ------      ------
                   trade accounts receivable
                                                      433         827
         Trademarks, net of amortization               87          83
         Utility deposits                             236         235
         Other                                         50          48
                                                   ------      ------
                                                      806       1,193
                                                   ======      ======


      The fair value of the long-term notes receivable approximates the above recorded values.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

10.   GOODWILL, RESULTING FROM CONSOLIDATED SUBSIDIARIES:

      At December 31, 2001 and March 31, 2002, the cost and the accumulated amortization of goodwill was [euro]8,582 and [euro](1,905), respectively at both dates. The Company in 2002 applied SFAS No 142, "Goodwill and Other Intangible Assets". No adjustments occurred for the three months ended March 31, 2002.

      The unamortized goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:


                                                 DECEMBER 31,       MARCH 31,
                                                     2001             2002
                                                     -----           -----
                                                                  (UNAUDITED)
      Food Hellas S.A                                1,755           1,755
      Pindos S.A                                       374             374
      Voras S.A                                         --              --
      Xylouris S.A                                     754             754
      Ellenica S.R.L                                   180             180
      Tamyna S.A                                     1,394           1,394
      Agroktima S.A                                    134             134
      Iliator S.A                                       31              31
      Zagas S.A                                      2,055           2,055
      Fage USA Corp.                                    --              --
                                                     -----           -----
                                                     6,677           6,677
                                                     =====           =====


      FOODS HELLAS S.A.: Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

      Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of [euro]1,174 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage's present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

      PINDOS S.A.: Fage acquired its participating interest of 97.48% in Pindos S.A. in six tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998,
2.22% in 1999 and 1.37% in 2001) for a total consideration of [euro]8,359. Pindos S.A. is a cheese producer in Ioannina.

      In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of [euro]440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of [euro]2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%. Accordingly, at March 31, 2002, Fage's direct and indirect interest in Pindos S.A. amounts to 99.984%.

      VORAS S.A.: Fage acquired its participating interest 75.5% in Voras S.A. in three tranches ( 45% in September 1996, 25% in July 1997 and 5.5% in October
1998) for a total consideration of [euro]5,881. Voras S.A. is a milk producer in Amintaio.

      XYLOURIS S.A.: Fage acquired its participating interest 51% in Xylouris S.A. in three tranches (35% in 1995, 12% in 1996 and 4% in October 1997 ) for a total consideration of [euro]1,404. Xylouris is a cheese producer in Crete.

      ELLENIKA S.R.L.: Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of [euro]457.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

      TAMYNA S.A.: Fage acquired its participating interest 99.42% in Tamyna S.A. in four tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000 and 26.93% in
March 2001) for a total consideration of [euro]4,845. Additionally in 2000, Foods Hellas S.A. acquired a 0.576% interest in Tamyna S.A. for an amount of [euro]37. Therefore, Fage obtained an additional (indirect) 0.49% interest in Tamyna S.A. and, as of March 31, 2002, holds 99.996% of the company's outstanding shares. Tamyna is a cheese producer in Aliveri.

      AGROKTIMA S.A.: Fage acquired its participating interest of 99.33% in Agroktima S.A. in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of [euro]1,573. Additionally in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima S.A. for an amount of [euro]12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima S.A. and, as of March 31, 2002, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

      ILIATOR S.A.: The Company participated in a share capital increase of Iliator, for an amount of [euro]58 and obtained a participation interest of 97%. Iliator S.A. is a construction company.

      FAGE USA CORP.: During 2000, Fage S.A. established a distribution company in U.S.A. under the name of Fage USA, Corp. Fage S.A. owns 100% of the company, which has been capitalized for an amount of [euro]162 in equity.

      ZAGAS S.A.: Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest 98% on January 19, 2001, for a consideration of [euro]3,020. Additionally in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of [euro]62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of March 31, 2002, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

      In 2000 and 2001, the review by the Company's management of the carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the "Feta" cheese sector exceeded its expected recoverable amount. Accordingly management decided to recognize an impairment loss [euro]1,323 and [euro]3,324 in 2000 and 2001, respectively, based upon a calculation of discounted expected cash flows, which was included in impairment loss in the accompanying 2000 and 2001 consolidated statements of income, respectively.

      The impairment loss recognized in fiscal year 2001 related to Pindos S.A. ([euro]266), Voras S.A. ([euro]2,420) and Tamyna S.A. ([euro]548) while that of 2000 related to Pindos S.A. ([euro]734) and Tamyna S.A. ([euro]589).

      The main reason for the impairment is mainly linked with the fact that the packaged cheese market in Greece is not developing in line with management's expectations. One of the main contributions to this fact is the European Court ruling against the validity of legislation protecting Feta cheese, the main product of the majority of the Company's subsidiaries, which had an adverse impact on the Company's estimates of future turnover of "Feta" cheese.


11.   SHORT-TERM BORROWINGS:

      Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was [euro]49,900 at December 31, 2001 and March 31, 2002, of which approximately [euro]19,004 and [euro]13,140 were unused as of the above dates. Draw-downs of USD 14.1 million or GRD 5.1 billion were made in fiscal year 2000 from these lines of credit, the proceeds of which were used to repurchase Senior Notes with an aggregate face amount of USD 27.4 million (see Note 13). Fage held as of December 31, 2001 and March 31, 2002, in a restricted cash account, an amount of [euro]15,298 and [euro]15,393, respectively, including interest earned through that date. This restricted cash will be released after the payment of the short-term borrowings.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

       Short-term borrowings are denominated in Euros, Japanese Yen and U.S. Dollars and are secured by the corporate guarantee of Fage Dairy Industry S.A.

       The weighted average interest rates on short-term borrowings as of December 31, 2001 and March 31, 2002, were as follows:


                                                   DECEMBER 31,       MARCH 31,
                                                   ------------      -----------
                                                      2001              2002
                                                   ------------      -----------
      CURRENCY
      --------
      Japanese Yen                                    2.66%             2.28%
      U.S. Dollar                                     6.10%             4.10%
      Euro                                            6.44%             5.70%

      Interest on short-term borrowings for the three months ended March 31, 2001 and 2002, totaled [euro]350 and [euro]297, respectively, and is included in interest expense in the accompanying consolidated statements of income.


12.   LONG-TERM DEBT:

      Long-term debt consists of:


                                                                                      DECEMBER 31,      MARCH 31,
                                                                                          2001            2002
                                                                                       ----------      -----------
                                                                                                       (UNAUDITED)
       (a)      Senior Notes, due 2007 (the "Notes") issued on February 11,
                1997. Interest on the Notes is paid semi-annually  in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after February 1, 2002
                (see Note 13)                                                             103,522          104,635

       (b)      Long-term loan obtained by Voras S.A. in July 1997 (JPY 248 million) due in seven semi-annual installments, commencing July
                31, 1999 (two years grace period), through July 2002 bearing interest at a rate equal to LIBOR plus 2.10% (2.30% at March
                31, 2002).                                                                    614               --

       (c)      Long-term loan obtained by Voras S.A. in July 1997 ([euro]1.95 million changed in JPY 250.2 million in February 1999) due in seven semi-annual installments, commencing July 31, 1999 (two years grace period), through July 2002 bearing interest at a
                rate equal to LIBOR plus 2.10% (2.30% at  March 31, 2002).                    620              617
                                                                                       ----------      -----------
                                                                                          104,756          105,252


       Less:      Current portion of Voras S.A.'s long-term debt.                          (1,234)            (617)
                                                                                       ----------      -----------

                                                                                          103,522          104,635
                                                                                       ==========      ===========


      The fair value of the Company's long-term debt approximates the above-recorded values, generally due to their variable market rates.

      Interest expense (excluding Senior Notes interest expense disclosed in Note 13) for the three months ended March 31, 2001 and 2002, totaled [euro]26 and [euro]8, respectively, and is included in interest expense in the accompanying consolidated statements of income.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

13.   SENIOR NOTES DUE  2007:

      In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$
114.6 million were used to repay outstanding obligations and for general working capital.

      The Senior Notes ("Notes") issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1, and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

      During 1999 and 2000, the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 27.4 million. The repurchased Senior Notes have been canceled.

      Interest expense (including amortization of deferred charges) for the three months ended March 31, 2001 and 2002, totaled [euro]2,532 and [euro]2,591, respectively, and is included in interest expense in the accompanying consolidated statements of income.

      The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and will rank PARI PASSU in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

      The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.   OTHER CURRENT LIABILITIES:

      The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:


                                                      DECEMBER 31,  MARCH 31,
                                                          2001        2002
                                                         -----       -----
                                                                   (UNAUDITED)
             Taxes withheld:
             Payroll                                       381         255
             Third parties                                 248         546
             Milk producers                                 49         117
             Other                                         364         539
                                                         -----       -----
                                                         1,042       1,457
                                                         -----       -----

             Advances from customers                       313         307
                                                         -----       -----

             Accrued bank interest                       4,093       1,645
             Social security funds payable               1,153         651
             Accrued and other liabilities               1,727       1,539
                                                         -----       -----
                                                         6,973       3,835
                                                         -----       -----

             TOTAL                                       8,328       5,599
                                                         =====       =====

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

15.   CONTINGENCIES:

      The Company is a party to various lawsuits and arbitration proceedings in the normal course of business in Greece, with claims totaling approximately [euro]2,800. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

      Furthermore, Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004. The future commitment under the sponsorship agreement amounts to approximately [euro]5.6 million.


16.   SUBSEQUENT EVENTS

      In April 2002, the Agricultural Bank of Greece announced its intent to sell Agno Dairy Industry S.A. (the fourth largest enterprise in the Greek dairy market). The sale is to take place in a two-part competitive process. First, interested parties, including Fage, were asked to submit a business plan.
Based on this, Fage and two other prospective purchasers (Mevgal and Eurofarma Dairy Industries) were invited to submit financial offers. Bids must be submitted during June 2002, and the successful bidder will be announced by the end of that month. Fage intends to submit a bid, but can offer no assurance as to whether its bid will be successful.

    PART I     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    ITEM 2                       AND RESULTS OF OPERATIONS

    GENERAL

      In first quarter of 2002, the entire Greek milk market volume increased by 6%, due to a 6.5% increase in the refrigerated segment and a 5.7% increase in the evaporated segment. This increase follows significant decreases in the past few years, and may indicate stabilization in milk sales by volume. Out of all the segments, ESL white milk remains the most dynamic with volume that increased by about 40% compared to last year. This increase can be largely attributed to the launch of new FAGE added value products under the FARMA brand name. UHT milk volume increased by 1%. The yogurt market increased by 7% compared to last year. The products driving this increase are strained (Greek Style) yogurt and children's yogurt. FAGE is the leading company, by sales volume, in both products. Desserts volume increased by 18%, mainly due to FAGE's launch of the new family brand GLYKOKOYTALIES (sweet spoonfuls). Packaged cheese market volume increased by 7.7% . Shredded cheese increased by approximately 30%, largely due to FAGE's launch of two new and innovative products.

      In the first quarter of 2002, Fage's sales volume for refrigerated milk increased by 4.6%, ESL milk sales volume increased by 43.5%, yogurt sales volume increased by 6.0%, desserts sales volume increased by 115%, and packaged cheese sales volume increased by 11.6%.

      FAGE's export volume increased by 9.5%, primary due to an increase of 11.5% in yogurt's export sales and 2.2% in cheese.

      During March, Fage increased prices for all products by 3.5%.


RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:


                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              2001           2002
                                                           ----------------------------
                                                                   (UNAUDITED)
      Net sales ....................................          100.0%         100.0%
      Cost of Sales ................................           65.5           61.1
                                                           ----------------------------
      Gross profit .................................           34.5           38.9
      Selling, general and administrative expenses .           22.8           25.1
                                                           ----------------------------
      Income from operations .......................           11.7           13.8
      Interest expense .............................            4.5            4.2
      Foreign exchange gains (losses), net .........          (11.7)          (1.7)
      Other income (expenses), net .................            0.1            0.4
                                                           ----------------------------
      Income (loss) before income taxes and
      minority interests                                       (4.4)           8.3
      Provision for income taxes ...................            1.6           (2.8)
                                                           ----------------------------
      Income (loss) before minority interests ......           (2.8)           5.5
      Minority interests ...........................           (0.1)            --
                                                           ----------------------------
      Net income (loss) ............................           (2.9)           5.5
                                                           ============================

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

      NET SALES. Net sales for the three months ended March 31, 2002 were [euro]69,789 million ($ 60.8 million), an increase of [euro]5,513 ($ 4.8 million), or 8.6 %, from [euro]64,276 million ($ 56.0 million) for the comparable period of 2001. This growth resulted from both volume and price increases in the net sales.

      GROSS PROFIT. Gross profit for the three months ended March 31, 2002 was [euro]27,158 ($ 23.7 million), an increase of [euro]4,971 million ($ 4.3 million), or 22.4%, from [euro]22,187 ($ 19.3 million) for the comparable period of 2001. Gross profit as a percentage of net sales for the three months ended March 31, 2002 increased to 38.9% from 34.5% for the comparable period of 2001 primarily as a result of continued improvements in operating and purchasing efficiencies.

      SELLING GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for the three months ended March 31, 2002 were [euro]17,520 ($ 15.3 million), an increase of [euro]2,878 ($ 2.5 million), or 19.7%, from [euro]14,642 ($ 12.8 million ) for the comparable period of 2001. SG&A as a percentage of net sales increased to 25.1 % for the first three months of 2002 from 22.8 % for the first three months of 2001. A significant component of the increased SG&A was attributable to promotion and other expenses in connection with Fage's sponsorship up the 2004 Olympics to be held in Athens. Members of the Filippou family have been engaged by Fage in connection with these promotional activities. In addition, Fage has increased the compensation of certain members of the Filippou family employed by the Company. In each case, the Company believes that amounts paid to members of the family are appropriate consideration for the services provided.

      INCOME FROM OPERATIONS. Income from operations for the three months ended March 31, 2002 was [euro]9,637 million ($ 8.4 million), an increase of [euro]2,092 ($ 1.8 million), or 27.7%, from [euro]7,545 ($ 6.6 million) for the comparable period of 2001. Income from operations as a percentage of net sales for the three months ended March 31, 2002 was 13.8%, compared to 11.7% for the comparable period of 2001. The increase was attributable to improved operating and purchasing efficiencies partially offset by the increased SG&A discussed above.

      INTEREST EXPENSES. Interest expenses for the three months ended March 31, 2002 was [euro]2,896 ($ 2.5 million), a decrease of [euro]12 ($ 0.01 million), or 0.4%, from [euro]2,908 ($ 2.5 million) for the comparable period of 2001.

      FOREIGN EXCHANGE GAINS (LOSSES), NET. Foreign exchange losses for the three months ended March 31, 2002 were [euro]1,192 ($ 1.0 million). These losses are mainly the result of the March 31, 2002 remeasurement of the Senior Notes. For the comparable period of 2001 there was a foreign exchange loss of [euro]7,562 ($ 6.6 million).

      OTHER INCOME (EXPENSES), NET. Other income for the three months ended March 31, 2002 were [euro]245 ($ 0.2 million), compared to other income of [euro]96 ($ 0.08 million) for the comparable period of 2001.

      PROVISION FOR INCOME TAXES .The provision for income taxes for the three months ended March 31, 2002 was [euro]1,965 ($ 1.7 million). The provision for income taxes for the three months ended March 31, 2001 was [euro]1,057 ($ 0.9 million) benefit due to the loss in this period.

      NET INCOME (LOSS). There was a net income of [euro]3,823 ($ 3.3 million) for the three months ended March 31, 2002 compared to a net loss of [euro]1,889 ($ 1.6 million) for the comparable period of 2001.


LIQUIDITY AND CAPITAL RESOURCES

      OPERATING ACTIVITIES. Net cash used in operating activities for the three months ended March 31, 2002 was [euro]4,220 ($ 3.7 million), a decrease of [euro]4,394 ($ 3.8 million) from [euro]174 ($ 0.2 million) net cash from Operating activities for the comparable period of 2001.

      INVESTING ACTIVITIES. Net cash used in investing activities for the three months ended March 31, 2002 was [euro]678 ($ 0.6 million) while the net cash used in investing activities was [euro]4,374 ($ 3.8 million) for the same period of 2001. Included in the amount for 2002 were capital expenditures of [euro] 2,153 ($ 1.9 million) for continued investments in the Company's facilities in order to further realize operating efficiencies.

      FINANCING ACTIVITIES. Net cash from financing activities for the three months ended March 31, 2002 was [euro]5,141 ($ 4.4 million), an increase of [euro]388 ($ 0.3 million) from [euro]4,753 ($ 4.1 million) net cash from Financing activities for the comparable period of 2001.

PART II


ITEM 1 - LEGAL PROCEEDINGS

      No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.


ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

      None


ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

      None



ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

      None


ITEM 5 - OTHER INFORMATION

      None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

      None


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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.


                                   FAGE DAIRY INDUSTRY S.A.

Date: May 15, 2002                 By:  /s/ Kyriakos Filippou
                                            Chairman of the Board

Date: May 15, 2002                 By: /s/  Ioannis Filippou
                                            Chief Executive Officer and Director

Date: May 15, 2002                 By: /s/  Christos Koloventzos
                                            Chief Financial Officer